Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.
MANAGEMENT INFORMATION CIRCULAR

All information as at January 12, 2026, except where indicated.

VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation of proxies (“Proxies”) by management of Vision Marine Technologies Inc. (the “Corporation”) from the holders of common shares of the Corporation (“Common Shares”) in respect of the Annual General Meeting (the “Meeting”) of Shareholders (the “Shareholders”) of the Corporation to be held on February 26, 2026, at the time and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

While it is expected that the solicitation will be made primarily by mail, Proxies may be solicited personally or by telephone by directors, officers, agents and employees of the Corporation. All costs of this solicitation will be borne by the Corporation. All amounts in this document are in $USD unless otherwise noted.

Voting

At the Meeting, each registered Shareholder and each proxyholder (the “Proxyholder”) (representing a registered or non-registered Shareholder) is entitled to one vote, unless a poll is required or requested, whereupon each such Shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

Appointment of Proxyholders

A Shareholder has the right to appoint a person (who need not be a Shareholder) to represent the Shareholder at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another Proxy.

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.

A Shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing of this Circular, our management is not aware that any such amendments, variations or other matters to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting at the Chair’s discretion. Non-registered Shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only Shareholders registered as Shareholders (“Registered Shareholders”) in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Shareholders: those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs. We are not using the notice and access provisions of NI 54-101 this year.

Solicitation of Proxies

The enclosed form of proxy is being solicited by the management of the Corporation for use at the Meeting. While it is expected that the solicitation will be primarily by mail, Proxies may be solicited personally or by telephone or electronically by the directors and regular employees of the Corporation or other proxy solicitation services. All costs of solicitation will be borne by the Corporation.

Non-Objecting Beneficial Owners

Under the provisions of NI 54-101, we will be directly delivering proxy-related materials to our NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Circular and related documents from our transfer agent, Odyssey Transfer and Trust Company. These VIFs are to be completed and returned to Odyssey Transfer and Trust Company in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF. In this regard, Odyssey Transfer and Trust Company is required to follow the voting instructions properly received from NOBOs.

Our transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. NOBOs should carefully follow the instructions of Odyssey Transfer and Trust Company, including those regarding when and where to complete the VIFs that are to be returned to Odyssey Transfer and Trust Company.

Should a NOBO wish to vote at the Meeting, the NOBO must insert the name of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Odyssey Transfer and Trust Company. If Odyssey Transfer and Trust Company or the Corporation receives a written request that the NOBO or its nominee be appointed as Proxyholder, and if management is holding a Proxy with respect to Common Shares beneficially owned by such NOBO, we will arrange, without expense to the NOBO, to appoint the NOBO or its nominee as proxy holder in respect of those Common Shares. Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as proxy holder by the Corporation in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If we receive such instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as proxy holder. If a NOBO requests that the NOBO or its nominee be appointed as Proxyholder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in order for the NOBOs vote to be counted.

NOBOs that wish to change their vote must, at least two business days in advance of the Meeting, contact Odyssey Transfer and Trust Company to arrange to change their vote.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and we (or our agent) have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the Intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. We do not intend to pay the costs of Intermediaries forwarding the securityholder materials to OBOs. In the case of an OBO, the OBO will only receive the securityholder materials where the Intermediary has assumed such costs.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.

Should an OBO of Common Shares wish to vote at the Meeting, insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s Intermediary or send your Intermediary another written request that the OBO or its nominee be appointed as proxy holder. The Intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as proxy holder in respect of the OBO’s Common Shares. Under NI 54-101, unless corporate law does not allow it, if the Intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the Registered Shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as proxy holder. If an OBO requests that the Intermediary appoint the OBO or its nominee as proxyholder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in order for the OBO’s vote to be counted.

OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered. Only Registered Shareholders have the right to revoke a proxy. OBOs of Common Shares who wish to change their vote must, at least two business days in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of Common Shares held through a stockbroker or other financial Intermediary should contact that stockbroker or other Intermediary for assistance. Shareholders with questions respecting the voting of Common Shares held through a stockbroker or other financial Intermediary should contact that stockbroker or other Intermediary for assistance.

Revocation of Proxies

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada, or to our transfer agent, Odyssey Transfer and Trust Company by mail to Odyssey Transfer and Trust Company, 860 Blue Gentian Road, Suite 320, Eagan, Minnesota, 55121, United States, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

Exercise of Discretion

If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, and the management Proxyholders have been appointed, such Common Shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and this Circular and with respect to other matters which may properly come before the Meeting.

Interest of Certain Persons in Material Transactions

Except as disclosed herein or in the Corporation’s audited financial statements, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Indebtedness of Directors and Executive Officers

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, or any of its subsidiaries.

Voting Securities and Principal Holders of Voting Securities

Our authorized share capital consists of an unlimited number of common shares without par value. We are also authorized to issue an unlimited number of preferred shares without par value, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the board of directors of the Corporation (the “Board of Directors”).

As at January 5, 2026, the record date for this Meeting (the “Record Date”), we have issued and outstanding 37,008,735 fully paid and non-assessable Common Shares, each share carrying the right to one vote.

Any Shareholder of record at the close of business on the Record Date is entitled to vote online or by proxy at the Meeting. The quorum for the transaction of business at a meeting of Shareholders is one person who is, or who represents by proxy, Shareholders who, in the aggregate, hold at least 50% of the issued Common Shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, there are no Persons who, or corporations which, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of our outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Board of Directors currently consists of five (5) directors, being Dr. Philippe Couillard, Steve P. Barrenechea, Pierre-Yves Terrisse, Luisa Ingargiola and Alexandre Mongeon. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.

Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act.

At the Meeting, we will ask Shareholders to vote for the election of the five nominees proposed by us as directors. Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.

Nominees

The following table provides information on the five nominees proposed for election as directors, the province or state and country in which each is ordinarily resident and the period during which each has served as a director.

The table also details the principal occupation of each nominee during the last five years as well as the nominees’ current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed and credited to each nominee as at the date hereof.

Name, position and place of residence	Principal occupation or employment during the past five years	Director since	Number of securities beneficially owned, controlled or directed, directly or indirectly(4)	Meeting Attendance
Dr. Philippe Couillard(1)(3), Director Québec, Canada	Member of the board of directors of Diagnos inc. (2024 – Present) Member of board of directors of Atlantic Salmon Federation (2020 – Present) Member of board of directors of Carebook Technologies Inc. (2020 – 2025)	September 2023	Nil	100%
Steve P. Barrenechea(1)(2)(3), Director California, United States	Consultant	September 2020	4,699 Common Shares	100%
Luisa Ingargiola(1)(2)(3), Director Florida, United States	Chief Financial Officer of Avalon GloboCare (February 2017 - Present) Director of Progress Acquisition Corp. (November 2020 - Present) Director of ElectraMeccanica Vehicles Corp. (March 2018 - Present) Director of AgEagle Aerial Systems Inc. (May 2018 - Present)	September 2020	4,699 Common Shares	92%
Alexandre Mongeon, Chief Executive Officer and Director Quebec, Canada	Chief Executive Officer of the Corporation	August 2014	1,021 Common Shares	100%
Pierre Yves Terrisse Director Quebec, Canada	Vice President of Corporate Development of NanoXplore (January 2024 - Present) Managing Director Investment Banking of Quebec Industrial Alliance Capital Markets (2022 - 2023) Managing Director Institutional Equity Sales of Ventum Capital (2013 - 2022)	February 2025	Nil	83%

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been obtained from SEDI or furnished by the proposed directors individually

Experience of the Nominees for Election as Directors

Dr. Philippe Couillard - Director

From 2014 to 2018, Dr. Couillard served as the 31st Premier (First Minister) of Quebec. Prior to that, Dr. Couillard served as the Minister of Health for the province of Quebec from 2003 to 2008. Dr. Couillard also served as a Member of the National Assembly from 2003 to 2008 and from 2013 to 2018. Dr. Couillard is currently a member of various boards of directors, including Diagnos (TSX: ADK.V) and Revera Inc. He is a senior advisor at Strategy Corp, a consulting firm and the co-founder of Eleqtrion, a startup developing an aluminum-ion battery. Dr. Couillard was previously a member of the board of directors of the Canadian Cancer Society (2019-2023). Dr. Couillard began his career practicing neurosurgery internationally from 1985 to 2003, when he began his political career. Dr. Couillard served as Chief Surgeon in the Department of Neurosurgery at the Hôpital Saint-Luc in Montréal from 1989 to 1992 and was chairman of surgery at the University of Sherbrooke from 1996 to 2003. Dr. Couillard also co-founded the Dhahran Department of Neurosurgery in Saudi Arabia, where he practiced from 1992 to 1996. Dr. Couillard received his medical degree in 1979 and completed his specialty training in neurosurgery in 1985 at the Université de Montréal.

Steve P. Barrenechea - Director

Steve P. Barrenechea has served as Executive Vice President of ALG Corp. since 2006, which is a transactional investment banking and advisory firm active in the oil and gas, industrial gases, robotics, and technology sectors. Mr. Barrenechea specializes in board protocol and investor outreach. Since 2023, Mr. Barrenechea has also served as a consultant to Indrocorp Technologies, Inc. (dba “Indrotek”), a privately held company focused on innovative robotics and AI software solutions for both commercial and military applications, including cutting-edge counter-drone technologies. He is also a Director of Innov8 Gases Corp., a privately held company engaged in the development of helium and green hydrogen resources in the Holbrook Basin, Arizona. From 2001 to 2003, Mr. Barrenechea served as interim CEO during the early stages of Dune Energy, Inc., helping guide its predecessor through significant growth into a $1 billion enterprise producing 4,500 BOE/day, with operations onshore in Texas and Louisiana, and offshore in Gulf of Mexico state waters. He served on Dune Energy’s Board of Directors from its founding in 2001 until 2010. Earlier in his career, Mr. Barrenechea was the founder and CEO of Coastal Restaurants, Inc. (1993–2004), which operated multiple locations across New York and Connecticut before being sold in 2004. Mr. Barrenechea has been active in various charitable organizations including the American Cancer Society and the National Multiple Sclerosis Society. He has previously served on the Boards of the Connecticut Chapter of the American Red Cross, the Connecticut Child Guidance Center, and The Creative Coalition. He holds a B.B.A. from the Leonard N. Stern School of Business at New York University and currently resides in Los Angeles, California.

Luisa Ingargiola - Director

Luisa Ingargiola has been Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: ALTB) since February 2017. Ms. Ingargiola has served as a Director and Audit Committee Chair of Vision Marine Technologies Inc. (Nasdaq: VMAR) since December 2020, BioCorRx Inc. (OTCQB: BICX) since April 2018, a Director of Fusion Fuel Green PLC (Nasdaq: HTOO) since February 2025, where she serves on the board’s Audit (Chair), Nominating and Compensation Committees, and as a Director of Dragonfly Energy Holdings Corp. (Nasdaq: DFLI) since June 2021. Ms. Ingargiola was also a Director and Audit Committee Chair of AgEagle Aerial Systems Inc. (NYSE American: UAVS) from May 2018 to November 2022 and Siyata Mobile from December 2020 to December 2021, and served as a Director of Xos, Inc. from March 2024 to June 2025, ElectraMeccanica Vehicles Corp. from March 2018 to March 2024 (when it was acquired by Xos), and Progress Acquisition Corp. from November 2020 to February 2023. Ms. Ingargiola graduated from Boston University with a bachelor’s degree in Business Administration and a concentration in Finance. She also received a Master of Health Administration from the University of South Florida.

Alexandre Mongeon - Chief Executive Officer and Director

Alexandre Mongeon is a co-founder and the Chief Executive Officer of the Company. Since his arrival in 2014, he has brought his extensive experience in leading marine technology ventures with a focus on innovation, sustainability, and global market growth. Under his leadership, the Company has become a pioneer in electric marine propulsion, developing the award-winning e-Motion™ electric outboard and forging key strategic partnerships to drive international expansion. He played a central role in the development of the Ozark 2023, the world’s fastest electric boat, which reached a record speed of 116 mph. Mr. Mongeon has demonstrated a consistent ability to drive operational excellence, scale global sales, and position the Company as a leader in clean recreational boating technologies. Mr. Mongeon is a graduate of the School of Construction in Laval, Quebec with a specialization in electricity.

Pierre Yves Terrisse - Director

Pierre-Yves Terrisse is currently Vice-President Corporate Development at NanoXplore (TSX-GRA), a world leader in graphene production with applications varying from transportation to plastic and drilling fluid. Prior to that, Pierre-Yves was Managing Director Investment Banking for a major Canadian financial institution with more than $13B of market capitalization. From 2013 to 2022, Mr. Terrisse was instrumental in building Ventum Capital Markets (formally Echelon Wealth Partners) Quebec institutional presence and leadership through multiple financial transactions. From 2006 to 2012, Pierre-Yves was Vice-President Dundee Capital Market, privatized by Dundee Corporation in 2012. Pierre-Yves started his career in finance (capital markets) and has a sell-side analyst covering the technology and industrial sectors for leading independent Canadian investment banks from 1996 to 2006.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)	while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The Corporation’s Board of Directors recommends a vote “FOR” the appointment of each of the nominees as directors. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed Proxy intend to vote FOR the election of the directors set out in the table above.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of M&K CPAs, PLLC as our auditor to hold office until the next annual general meeting of the Shareholders at remuneration to be fixed by the directors.

M&K CPAs, PLLC was appointed as the Corporation’s auditor on May 31, 2024.

The Corporation’s Board of Directors recommends a vote “FOR” the appointment of M&K CPAs PLLC as our auditor to hold office until the next annual general meeting of the Shareholders, at a remuneration to be fixed by the directors.

Approval of RSU Plan

The Corporation currently has in place a restricted share unit plan. The Corporation is seeking Shareholder approval for an amended and restated restricted share unit plan (the “RSU Plan”).

The following is a summary of the material terms of the RSU Plan and the resolutions proposed relating thereto.

On September 12, 2025, the Board approved the RSU Plan, subject to receipt of shareholder approval.

Description of Amended and Restated Restricted Share Unit Plan

The RSU Plan provides for the award of restricted share units (an “RSU”) to eligible employees, consultants, directors and officers of the Corporation. Each RSU represents the right to receive fully paid Common Shares of the Corporation or, subject to the discretion of the Board, a cash payment equivalent, upon the applicable vesting date. The RSU Plan forms part of the Corporation’s overall share-based compensation program intended to advance the interests of the Corporation and its Affiliates through the motivation, attraction and retention of eligible employees, consultants, directors and officers of the Corporation.

The following is a summary of the principal terms of the RSU Plan:

Eligible Participants

The RSU Plan provides that RSUs may be granted to the Corporation’s directors, officers, employees and consultants. For greater certainty, individuals providing Investor Relations Activities are not eligible to participate in the RSU Plan.

Shares Available for Issuance

The number of shares available for issue under the RSU Plan increases with the number of the Corporation’s issued and outstanding shares. The maximum number of Common Shares that may be issuable under the RSU Plan is a number equal to the lesser of (i) 10% of the Corporation’s issued and outstanding Common Shares; and (ii) such number of Common Shares as, when combined with all other Common Shares subject to grants made under the Corporation’s other share compensation arrangements (including the Stock Option Plan) would not exceed 10% of the outstanding Common Shares.

Dividends

The RSU Plan provides that the Board of Directors may, in its absolute discretion, credit each Participant with additional RSUs upon the payout of dividends on Common Shares. The additional RSUs will vest on the Participant’s Entitlement Date. If the number of additional RSUs credited to satisfy the payout of dividends would exceed the restrictions set forth in the RSU Plan, such dividends may be paid out in cash equivalent.

Limitations on the Grant of RSUs

The RSU Plan provides that it is solely within the discretion of the Board to determine who should receive RSUs, in what amounts and for what term, subject to the following conditions:

(a)	The maximum number of Common Shares which may be issued under the Plan shall be the lesser of (i) 10% of the Corporation’s issued and outstanding Common Shares; and (ii) such number of Common Shares as, when combined with all other share compensation arrangements (including the Stock Option Plan) would not exceed 10% of the outstanding Common Shares;

(b)	The maximum number of Common Shares which may be delivered to any one Participant under the Plan shall be 70% of the aggregate number of Common Shares available for issuance under the Plan;

(c)	The maximum number of Common Shares which may be delivered to any one Consultant under the Plan shall be 2% of the issued and outstanding Common Shares;

(d)	The maximum number of Common Shares which may be delivered to any one Insider under the Plan shall be 10% of the issued and outstanding Common Shares;

(e)	The maximum number of Common Shares which may be issued to any one Insider in any 12-month period shall be 10% of the Corporation’s issued and outstanding Common Shares; and

(f)	The maximum number of Common Shares which may be issued to any one Participant in any 12-month period shall be 7% of the Corporation’s issued and outstanding Common Shares.

Expiration or Termination

Unless the Board, at its discretion, has set a shorter period of time, the RSUs will lapse ten years from the date of grant. Upon the occurrence of any event that results in the employee, director, officer or consultant ceasing to be an eligible Participant, the Participant’s rights and obligations under the RSU Plan shall expire on the day that is twelve months from the date of such event.

Vesting

RSUs granted to executives, directors, employees or consultants will vest as determined by the Board. No RSU may vest within one year of the date of issuance or grant except in the event of the death of the Participant or the Participant ceases to be an eligible person in connection with a change of control or similar transaction. Subject to the foregoing, the Board may elect, at any time, to accelerate the vesting schedule of one or more RSUs.

Amendments to the Plan

Subject to any required regulatory approvals, the Board of Directors of the Corporation may amend any existing RSU or the RSU Plan or the terms and conditions of any RSU thereafter to be granted provided that where such amendment relates to an existing RSU and it would not:

(a)        Materially decrease the rights or benefits accruing to an RSU holder; or

(b)        Materially increase the obligations of an RSU holder;

then, unless otherwise excepted out by a provision of the RSU Plan, the Board of Directors must also obtain the written consent of the RSU holder in question to such amendment.

Shareholder Approval

The resolution respecting the re-approval and ratification of the RSU Plan, as amended, and the grants of RSUs thereunder (the “RSU Plan Resolution”) must be approved by a majority of the votes cast by Shareholders of the Corporation present or represented by proxy at the Meeting.

The text of the RSU Plan Resolution is set out below.

Resolution Approving the Adoption of the RSU Plan

The ordinary resolution to approve the RSU Plan, as amended, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“IT IS RESOLVED THAT:

1.	Subject to the Corporation receiving any other regulatory approvals if so required, the RSU Plan as described in the management information circular dated January 23, 2026, and all unallocated entitlements issuable pursuant to the RSU Plan are hereby approved and ratified and authorized for issuance until the date that is one year from the date of the Meeting; and

2.	Any one director or officer of the Corporation is authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

Disinterested shareholder approval of the foregoing resolution will be required, and consequently any shareholder who may be entitled to receive an RSU under the RSU Plan will be disqualified from voting on such resolution. Consequently, the names of the disinterested shareholders and the number of Common Shares held by such shareholders disqualified from voting on such resolution are Alexandre Mongeon, 9335-1427 Québec Inc., 9519-0682 Québec Inc., Raffi Sossoyan, Maxime Poudrier, Daniel Rathe, Steve Barrenechea and Luisa Ingargiola, for a total of 26,280 shares.

The form of the resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the resolution.

The Board of Directors recommends a vote “FOR” the RSU Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the RSU Plan resolution set out above.

Approval of the Renewal of the Stock Option Plan

The Corporation currently has in place an amended and restated stock option plan, adopted on April 23, 2021 and amended and restated on May 15, 2025 (the “Option Plan”). The Corporation is seeking Shareholder approval to renew the Option Plan.

The following is a summary of the material terms of the Option Plan and the resolutions proposed relating thereto.

On March 27, 2025, the Board approved the Option Plan, subject to receipt of shareholder approval.

Description of Amended and Restated Stock Option Plan

The Option Plan provides for the issuance of stock options (an “Option”) to acquire at any time up to a maximum of the lesser of (i) 10% of the Corporation’s issued and outstanding Common Shares, including previously granted stock options; and (ii) such number of Common Shares as, when combined with all other Common Shares subject to grants made under the Corporation’s other share compensation arrangements would not exceed 10% of the outstanding Common Shares. The Option Plan is considered a “rolling” stock option plan as the number of Shares reserved under the Option Plan increases with the number of the Corporation’s issued and outstanding Shares.

The purpose of the Option Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Corporation and its subsidiaries with an opportunity to purchase Shares of the Corporation and benefit from any appreciation in the value of such Shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Shares for the benefit of all the Shareholders and increasing the ability of the Corporation and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Corporation.

Under the Option Plan, an Option must be exercised within a period of 10 years from the date of grant. Within this 10-year period, the Board may determine a shorter period during which an Option can be exercised. Any amendment to the Option Plan may require Shareholder approval. If ratification of the Plan or a modified version thereof is not obtained, the Corporation will not proceed to grant options under the Plan.

The following is a summary of the principal terms of the Option Plan:

Eligible Participants

The Option Plan provides that stock options may be granted to the Corporation’s directors, officers, employees and consultants (and those of its subsidiaries).

Shares Available for Issuance

The Option Plan is considered a “rolling” stock option plan, as the number of shares available for issue under the Option Plan increases with the number of the Corporation’s issued and outstanding shares. The maximum number of Common Shares that may be issuable under the Option Plan is a number equal to the lesser of (i) 10% of the Corporation’s issued and outstanding Common Shares, including previously granted stock options; and (ii) such number of Common Shares as, when combined with all other Common Shares subject to grants made under the Corporation’s other share compensation arrangements (including the RSU Plan) would not exceed 10% of the outstanding Common Shares.

The Option Plan is also considered an “evergreen” stock option plan, as when an option is exercised or expires or otherwise terminates for any reason, the number of Shares reserved for issuance under that expired or terminated stock option again become available for the purposes of the Option Plan. Any stock option outstanding when the Option Plan is terminated will remain in effect until such Option is exercised or it expires.

Limitations on the Grant of Options

The Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options, in what amounts and for what term, subject to the following conditions:

(g)	The maximum number of Shares which may be reserved for issuance under the Plan shall be lesser of (i) 10% of the Corporation’s issued and outstanding Common Shares, including previously granted stock options; and (ii) such number of Common Shares as, when combined with all other Common Shares subject to grants made under the Corporation’s other share compensation arrangements would not exceed 10% of the outstanding Common Shares;

(h)	The maximum number of Shares which may be reserved for issuance to any one Option Holder under the Plan shall be 5% of the Corporation’s issued and outstanding Common Shares;

(i)	The maximum number of Options which may be granted in any 12-month period shall be 10% of the Corporation’s issued and outstanding Common Shares;

(j)	The maximum number of Options which may be granted to any one Option Holder in any 12-month period shall be 5% of the Corporation’s issued and outstanding Common Shares; and

(k)	The expiry date of an Option shall be no later than the tenth anniversary of the grant date of such option.

Exercise Price

The price at which an Option holder may purchase a Common Share upon the exercise of an Option will be as set out in the option certificate issued in respect of the Option. In no case will a stock option be exercisable at a price less than the minimum prescribed by the rules or policies of the stock exchange or the applicable regulatory authorities that would apply to the award of the stock option in question.

Expiration or Termination

Under the Option Plan, an Option holder may exercise an Option in whole or in part at any time and from time to time during the exercise period. Any Option or part thereof not exercised within the exercise period shall terminate and become null, void and of no effect as of the expiry time. The expiry date of an Option shall be the date so fixed by the Board at the time the Option is granted as set out in the option certificate or, if no such date is set out in for the option certificate, the date established, as applicable, in paragraphs (a) or (b) below:

(a)	Ceasing to Hold Office - In the event that the Option holder holds his or her Option as an Executive and such Option holder ceases to hold such position other than by reason of death or Disability, the expiry date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 90th day following the date the Option holder ceases to hold such position unless the Option holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Corporation;

(ii)	a special resolution having been passed by the Shareholders of the Corporation removing the Option holder as a director of the Corporation or any subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the expiry date shall be the date the Option holder ceases to hold such position; OR

(b)	Ceasing to be Employed or Engaged - In the event that the Option holder holds his or her Option as an Employee or Consultant, other than an Option holder who is engaged in investor relations activities, and such Option holder ceases to hold such position other than by reason of death or Disability, the expiry date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 90th day following the date the Option holder ceases to hold such position, or, in the case of an Option holder that is engaged in investor relations activities, the 30th day after the date such Option holder ceases to hold such position, unless the Option holder ceases to hold such position as a result of:

(i)	termination for cause;

(ii)	resigning or terminating his or her position; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the expiry date shall be the date the Option holder ceases to hold such position.

In the event that the Option holder ceases to hold the position of executive, employee or consultant for which the Option was originally granted, but comes to hold a different position as an executive, employee or consultant prior to the expiry of the Option, the Board may, in its sole discretion, choose to permit the Option to stay in place for that Option holder with such Option then to be treated as being held by that Option holder in his or her new position. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the expiry date of the Option.

Vesting

Stock options granted to executives, employees or consultants will vest as determined by the Board. The Board may elect, at any time, to accelerate the vesting schedule of one or more Options.

Stock options granted to any Option holder engaged in Investor Relations Activities must vest in stages over a period of not less than 12 months such that:

i.	no more than 1/4 of the Options vest no sooner than three months after the Options were granted;

ii.	no more than another 1/4 of the Options vest no sooner than six months after the Options were granted;

iii.	no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted;

iv.	the remainder of the Options vest no sooner than 12 months after the Options were granted; and

v.	the vesting of such Options may not be accelerated except with the prior approval of the TSX-V.

Amendments to the Plan

Subject to any required regulatory approvals, the Board of Directors of the Corporation may amend any existing Option or the Option Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would not:

(c)	Materially decrease the rights or benefits accruing to an Option holder; or

(d)	Materially increase the obligations of an Option holder;

then, unless otherwise excepted out by a provision of the Option Plan, the Board of Directors must also obtain the written consent of the Option holder in question to such amendment. If at the time the exercise price of an Option is reduced and the Option holder is an Insider of the Corporation, the Insider must not exercise the option at the reduced exercise price until the reduction in exercise price has been approved by disinterested Shareholders of the Corporation.

Shareholder Approval

The resolution respecting the re-approval and renewal of the Option Plan, as amended, and the grants of options thereunder (the “Option Plan Resolution”) must be approved by a majority of the votes cast by Shareholders of the Corporation present or represented by proxy at the Meeting.

Resolution Renewing the Option Plan

The ordinary resolution to renew the Option Plan, as adopted and amended, is as follows:

“IT IS RESOLVED THAT:

3.	The Option Plan be renewed, as adopted on April 23, 2021 and amended and restated on May 15, 2025.

4.	Subject to the Corporation receiving any other regulatory approvals if so required, the Option Plan and all unallocated entitlements issuable pursuant to the Option Plan are hereby approved and renewed and authorized for issuance until the date that is one year from the date of the Meeting; and

5.	Any one director or officer of the Corporation is authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

Disinterested shareholder approval of the foregoing resolution will be required, and consequently any shareholder who may be entitled to receive an Option under the Option Plan will be disqualified from voting on such resolution. Consequently, the names of the disinterested shareholders and the number of Common Shares held by such shareholders disqualified from voting on such resolution are Alexandre Mongeon, 9335-1427 Québec Inc., 9519-0682 Québec Inc., Raffi Sossoyan, Maxime Poudrier, Daniel Rathe, Steve Barrenechea and Luisa Ingargiola, for a total of 26,280 shares.

The form of the resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the resolution.

The Board of Directors recommends a vote “FOR” the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Stock Option Plan resolution set out above.

Approval of Alexandre Mongeon’s Compensation Arrangement

On September 25, 2025, the Corporation entered into an executive employment agreement (the "Employment Agreement") with Alexandre Mongeon, the Company's Chief Executive Officer ("CEO"), effective as of September 25, 2025. The Employment Agreement renews Mr. Mongeon's employment as CEO for a five-year term ending September 24, 2030, unless terminated earlier. Pursuant to the Employment Agreement, Mr. Mongeon was granted (i) an annual base salary of US$600,000, subject to annual review; (ii) a one-time issuance of 285,000 common shares of the Corporation as a bonus for completing the Nautical Ventures acquisition and relocating to the State of Florida; (iii) eligibility for cash bonuses up to US$750,000 and up to 500,000 common shares of the Corporation upon achieving specified “market cap milestones” (US$15 million, US$25 million, and US$35 million, maintained for 10 consecutive trading days (the “Milestones”)); (iv) a discretionary annual bonus target of 50% of base salary (maximum 100%); (v) six weeks of paid vacation; (vi) a one-time US$20,000 relocation payment, monthly housing allowance of US$12,000, and monthly car allowance of US$2,000; and (vii) severance, including 12 months' base salary upon termination without cause or for good reason, with enhanced severance (two times base salary) upon a change in control. The Employment Agreement includes standard non-competition, non-solicitation, and confidentiality obligations. Under the Employment Agreement, Alexandre Mongeon will be issued 285,000 common shares as compensation for moving his entire family to Southern Florida (the “Relocation Compensation”). The common shares will be issued once the move is complete The Employment Agreement was approved by the Compensation Committee of the Board of Directors on September 23, 2025.

Concurrently, the Corporation entered into a restricted share unit agreement (the "RSU Agreement" and together with the Employment Agreement, the “Alexandre Mongeon’s Compensation Arrangement”) with Mr. Mongeon, granting 500,000 RSUs that gradually vest upon achieving the Milestones (150,000 at US$15 million, 150,000 at US$25 million, and 200,000 at US$35 million). The RSUs are governed by the Company's RSU Plan, and was adopted by the Board of Directors on September 12, 2025. The RSU Plan limits issuances to 10% of the Company's issued and outstanding common shares (subject to other security-based compensation plans) and restricts any Corporation participant from receiving more than 70% of available common shares in any 12-month period, unless disinterested shareholder approval is obtained.

The Corporation therefore intends to seek such disinterested shareholder approval.

Resolution approving Alexandre Mongeon’s Relocation Compensation

The resolution respecting the approval of Alexandre Mongeon’s Relocation Compensation must be approved by a majority of the votes cast by Shareholders of the Corporation present or represented by proxy at the Meeting.

The special resolution to approve Alexandre Mongeon’s relocation compensation (the “Mongeon Relocation Compensation Resolution”) which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“IT IS RESOLVED THAT:

1.	Alexandre Mongeon’s share compensation for relocation in the form of 285,000 Common Shares is hereby approved and ratified and authorized for issuance until the date that is one year from the date of the Meeting; and

2.	Any one director or officer of the Corporation is authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

Disinterested shareholder approval of the foregoing resolution will be required, and consequently Alexandre Mongeon, his associates and his affiliates will be disqualified from voting on such resolution. Consequently, the names of the disinterested shareholders and the number of Common Shares held by such disinterested shareholders disqualified from voting on such resolution is Alexandre Mongeon, 9335-1427 Québec Inc. and 9519-0682 Québec Inc., for a total of 1,021 Common Shares.

The Board of Directors recommends a vote “FOR” the Mongeon Relocation Compensation Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Mongeon Relocation Compensation Resolution set out above.

Resolution approving Alexandre Mongeon’s Milestones Compensation

The resolution respecting the approval of Alexandre Mongeon’s milestones compensation must be approved by a majority of the votes cast by Shareholders of the Corporation present or represented by proxy at the Meeting.

The special resolution to approve Alexandre Mongeon’s milestones compensation (the “Mongeon Milestones Compensation Resolution”) which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“IT IS RESOLVED THAT:

1.	Alexandre Mongeon’s share compensation for the achievement of Milestones in the form of 500,000 Common Shares is hereby approved and ratified and authorized for issuance until the date that is one year from the date of the Meeting; and

2.	Any one director or officer of the Corporation is authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

Disinterested shareholder approval of the foregoing resolution will be required, and consequently Alexandre Mongeon, his associates and his affiliates will be disqualified from voting on such resolution. Consequently, the names of the disinterested shareholders and the number of Common Shares held by such disinterested shareholders disqualified from voting on such resolution is Alexandre Mongeon, 9335-1427 Québec Inc. and 9519-0682 Québec Inc., for a total of 1,021 Common Shares.

The Board of Directors recommends a vote “FOR” the Mongeon Milestones Compensation Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Mongeon Milestones Compensation Resolution set out above.

Resolution approving Alexandre Mongeon’s RSU Compensation

The resolution respecting the approval of Alexandre Mongeon’s restricted share unit compensation must be approved by a majority of the votes cast by Shareholders of the Corporation present or represented by proxy at the Meeting.

The special resolution to approve Alexandre Mongeon’s restricted share unit compensation (the “Mongeon RSU Compensation Resolution”) which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“IT IS RESOLVED THAT:

1.	Alexandre Mongeon’s restricted share unit compensation pursuant to the Corporation’s RSU Plan in the form of 500,000 Restricted Share Units is hereby approved and ratified and authorized for issuance until the date that is one year from the date of the Meeting; and

2.	Any one director or officer of the Corporation is authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

Disinterested shareholder approval of the foregoing resolution will be required, and consequently Alexandre Mongeon, his associates and his affiliates will be disqualified from voting on such resolution. Consequently, the names of the disinterested shareholders and the number of Common Shares held by such disinterested shareholders disqualified from voting on such resolution is Alexandre Mongeon, 9335-1427 Québec Inc. and 9519-0682 Québec Inc., for a total of 1,021 Common Shares.

The Board of Directors recommends a vote “FOR” the Mongeon RSU Compensation Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Mongeon RSU Compensation Resolution set out above.

EXECUTIVE COMPENSATION

When determining the compensation arrangements for the Named Executive Officers (as defined in the Named Executive Officers section below) of the Corporation, our Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

The following is a summary of the compensation arrangements for the Named Executive Officers and the resolutions proposed relating to the compensation arrangement for Alexandre Mongeon.

Benchmarking

We have a Compensation Committee for matters of management’s compensation. The Compensation Committee considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)        base salary; and

(b)        long-term incentives in the form of stock options granted under our Stock Option Plan (as defined below).

The key features of these two primary components of compensation are discussed below.

Base Salary

Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation (in particular, companies in the EV industry) and a review of our performance as a whole and the role such executive officer played in such corporate performance.

Equity-Based Compensation

Performance-based incentives are also granted by way of Options and RSUs (“Compensation Securities”) under the Option Plan and RSU Plan. The awards are intended to align executive interests with those of shareholders by tying compensation to share performance and to assist in retention through vesting provisions.

In determining the number of Compensation Securities to be granted to the executive officers and directors, the Board takes into account the number of Compensation Securities, if any, previously granted to each executive officer and director and the exercise price of any outstanding Compensation Securities to ensure that such grants are in accordance with the policies of the stock exchange.

The number of Compensation Securities granted to officers and directors is also dependent on each officer’s and director’s level of responsibility, authority and importance to the Corporation and to the degree to which such officer’s or director’s long-term contribution to the Corporation will be key to its long-term success.

In monitoring or adjusting the Compensation Securities allotments, the Board takes into account its own observations on individual performance (where possible), its assessment of individual contribution to shareholder value and previous grants. The scale of Compensation Securities is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board makes these determinations subject to and in accordance with the provisions of the Option Plan and RSU Plan.

Risks Associated with Compensation Policies and Practices

The oversight and administration of our executive compensation program requires the Board of Directors acting as the Compensation Committee to consider risks associated with our compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board of Directors acting as the Compensation Committee.

Our executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee conducts a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board of Directors expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then makes a recommendation to the Board of Directors.

The Compensation Committee is comprised of independent directors.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)	to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors’ changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board of Directors the retainer and fees, if any, to be paid to our directors;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)	to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e)	to administer the stock option plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f)	to determine and recommend for the approval of our directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”) of the Corporation;

(b)	the Chief Financial Officer (“CFO”) of the Corporation;

(c)	the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than C$150,000 per year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Director and Named Executive Officer Compensation

Unless otherwise noted, the following information is for the Corporation’s last completed financial year ended August 31, 2025.

The following table sets forth a summary of the compensation paid to the NEOs and the Directors for the most recently completed financial year:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES IN U.S. DOLLARS

Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Alexandre Mongeon, Chief Executive Officer and Director	2025	$548,187	$177,084	Nil.	Nil.	Nil.	$725,271
Xavier Montagne Former Chief Technology Officer and Chief Operation Officer	2025	$189,591	Nil.	Nil.	Nil.	Nil.	$189,591
Raffi Sossoyan, Chief Financial Officer	2025	$200,344	$35,084	Nil.	Nil.	Nil.	$236,148
Daniel Rathe, Chief Technical Officer	2025	$159,153	Nil.	Nil.	Nil.	Nil.	$159,153
Maxime Poudrier, Chief Operating Officer	2025	$120,214	Nil.	Nil.	Nil.	$12,667	$132,881
Roger Moore, Chief Revenue Officer	2025	$66,209	Nil.	Nil.	Nil.	Nil.	$66,209
Steve P. Barrenechea, Director	2025	$48,076	Nil.	Nil.	Nil.	Nil.	$48,076
Luisa Ingargiola, Director	2025	$48,076	Nil.	Nil.	Nil.	Nil.	$48,076
Pierre-Yves Terrisse, Director	2025	$29,542	Nil.	Nil.	Nil.	Nil.	$29,542
Philippe Couillard, Director	2025	$55,237	Nil.	Nil.	Nil.	Nil.	$55,237
Anthony E. Cassella Jr., Former director	2025	$35,040	Nil.	Nil.	Nil.	Nil.	$35,040

None of the NEOs receives perquisites or personal benefits worth in aggregate 10% or more of their total salary, or any post-retirement benefits (including insurance).

Executive Compensation Agreements

Alexandre Mongeon, Chief Executive Officer

On March 1, 2021, we entered an executive employment agreement with Alexandre Mongeon with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Mongeon Agreement”). The Mongeon Agreement replaced our prior executive services agreement with Alexander Mongeon.

Pursuant to the terms and provisions of the Mongeon Agreement: (a) Mr. Mongeon was appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Mongeon a gross annual net salary of USD$400,000 (the “Annual Base Salary”); (c) we shall provide Mr. Mongeon with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Mongeon is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Mongeon will be entitled to four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Mongeon under the Mongeon Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Mongeon may terminate his employment under the Mongeon Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Mongeon will terminate upon the death of Mr. Mongeon. Upon the death of Mr. Mongeon during the continuance of the Mongeon Agreement, we will provide Mr. Mongeon’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

If we elect to terminate the Mongeon Agreement without a serious reason, and provided that Mr. Mongeon is in compliance with the relevant terms and conditions of the Mongeon Agreement, we shall be obligated to provide a severance package to Mr. Mongeon as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Mongeon would have been entitled as determined in good faith; (c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Mongeon Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

On February 27, 2024, we entered into an Amending Agreement to the Executive Compensation Agreement with Mr. Mongeon (the “Amending Agreement”). In addition to maintaining the terms and provisions of the original Executive Compensation Agreement, the Amending Agreement provides to Mr. Mongeon share-based compensation of up to 40,000 restricted common shares of the Corporation conditional upon the Corporation achieving certain levels of market capitalization value for a 21-day period, starting at $100,000,000. The Amending Agreement also provides Mr. Mongeon with up to $500,000 in cash bonuses conditional upon the Corporation achieving certain levels of earnings before interest, taxes, depreciation and amortization in a fiscal year, starting at $10,000,000.

On September 25, 2025, we entered into the Alexandre Mongeon’s Compensation Arrangement, as further described under section Approval of Alexandre Mongeon’s Compensation Arrangement of the Circular.

Raffi Sossoyan, Chief Financial Officer

On March 1, 2024, we entered into an Executive Compensation Agreement with Raffi Sossoyan, our Chief Financial Officer (the “Sossoyan Agreement”), which replaced our prior Employment Agreement with him of September 2023. Pursuant to the terms and provisions of the Sossoyan Agreement: (a) Mr. Sossoyan is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sossoyan a gross annual net salary of $260,000 (the “Annual Base Salary”); (c) pay Mr. Sossoyan a signing bonus of $50,000 payable in our common shares conditional upon his remaining in our service for a minimum of 12 months, (d) provide Mr. Sossoyan with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (e) Mr. Sossoyan is eligible to receive a discretionary bonus of up to 25% of his Annual Base Salary; and (e) Mr. Sossoyan will be entitled to five weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Sossoyan under the Sossoyan Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Sossoyan may terminate his employment under the Sossoyan Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Sossoyan will terminate upon the death of Mr. Sossoyan. Upon the death of Mr. Sossoyan during the continuance of the Sossoyan Agreement, we will provide Mr. Sossoyan’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death and (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program.

Daniel Rathe, Chief Technical Officer

On July 16, 2025, we entered into an Employment Agreement with Daniel Christopher Rathe, our Chief Technical Officer (the “Rathe Agreement”), which supersedes and replaces his prior employment agreements dated March 12, 2025 and September 1, 2023, in connection with his promotion to an officer position. Pursuant to the terms and provisions of the Rathe Agreement: (a) Mr. Rathe is appointed as our Chief Technical Officer and will undertake and perform the duties normally and reasonably associated with such office; (b) we shall pay to Mr. Rathe a gross annual salary of $160,000; (c) Mr. Rathe shall receive 1% of net revenue from any contract or partnership directly generated through his efforts; (d) we shall pay to Mr. Rathe a $5,000 incentive bonus for every relevant patent filed; (e) we shall provide Mr. Rathe with employee benefits when available, including participation in corporate insurance plans and, if no health plan is in place, a monthly health allowance of $850; (f) Mr. Rathe is entitled to a monthly housing allowance of $1,500, a company pickup truck for work purposes, a company cell phone, reimbursement of approved business expenses, and payment of required travel expenses; and (g) Mr. Rathe will be entitled to four weeks’ paid vacation per calendar year.

The Rathe Agreement provides for a fixed term of two years, commencing July 16, 2025 and ending July 16, 2027, unless terminated earlier in accordance with its terms. Either party may terminate the Agreement with cause in accordance with applicable law. We may terminate the employment of Mr. Rathe without cause upon providing 60 days’ written notice or payment in lieu thereof. Mr. Rathe may terminate his employment for any reason by providing 60 days’ written notice. Upon termination, Mr. Rathe must return all Company property.

Maxime Poudrier, Chief Operating Officer

On August 25, 2025, we entered into an Employment Agreement with Maxime Poudrier, our Chief Operating Officer (the “Poudrier Agreement”), which supersedes and replaces all prior employment agreements between the parties solely due to his promotion to an officer position. Pursuant to the terms and provisions of the Poudrier Agreement: (a) Mr. Poudrier is appointed as our Chief Operating Officer, responsible for strategic oversight of the OEM portfolio and operational alignment across Vision Marine and Nautical Ventures; (b) Mr. Poudrier shall receive an annual gross salary of $150,000 (the “Base Salary”); (c) Mr. Poudrier is entitled to receive a 2% commission on the transaction value of any commercial transaction he directly generates; (d) Mr. Poudrier is eligible for a $10,000 incentive bonus for each major milestone achieved; (e) Mr. Poudrier remains eligible to participate in all existing sales commission programs applicable to the Company’s sales team and in all corporate benefit plans, including life, health, disability, pension, deferred compensation, and dental/drug plans, or, if no health plan is available, a monthly allowance of up to $1,000; (f) Mr. Poudrier is entitled to a monthly housing allowance of $1,500, a company-owned vehicle, a company cell phone, reimbursement of approved business expenses, and payment of required travel expenses; and (g) Mr. Poudrier is entitled to four weeks of paid vacation per year, accrued monthly or 8% of his gross salary.

The Poudrier Agreement provides for a two-year fixed term, commencing August 15, 2025 and ending August 14, 2027, unless terminated earlier according to its terms. Either party may terminate the Agreement with cause in accordance with applicable law. We may terminate the employment of Mr. Poudrier without cause upon providing 60 days’ written notice or payment in lieu thereof. Mr. Poudrier may terminate his employment for any reason by providing 60 days’ written notice. Upon termination without cause, Mr. Poudrier shall be entitled to severance equal to 12 months of Base Salary, in addition to all accrued and unpaid compensation.

Roger Moore, Chief Revenue Officer

On June 20, 2025, Nautical Ventures Group Inc. entered into an Employment Agreement with Roger Moore, who will serve as Chief Revenue Officer following the closing of the Equity Purchase Agreement between Vision Marine Technologies Inc., NVG Holdings Inc., and other parties (the “Moore Agreement”). The Moore Agreement becomes effective automatically upon the Closing; if the Closing does not occur, it is null and void. Pursuant to the terms and provisions of the Moore Agreement: (a) Mr. Moore is appointed as Chief Revenue Officer and will perform duties normally associated with that position; (b) Mr. Moore shall receive an annual base salary of $350,000 (the “Base Salary”); (c) Mr. Moore may be eligible for discretionary bonuses and equity-based incentive compensation, subject to the approval of the board of directors and shareholders; (d) Mr. Moore shall be eligible to participate in our benefit plans; (e) Mr. Moore will receive 20 days of paid time off per year; and (f) the Company will reimburse his reasonable business expenses.

The Moore Agreement provides for a two-year fixed term, commencing June 20, 2025 and ending June 20, 2027, unless terminated earlier according to its terms. Either party may terminate the Agreement with cause in accordance with applicable law. We may terminate the employment of Mr. Moore without cause. Mr. Moore may terminate his employment for any reason. Upon termination by the Company for any reason, Mr. Moore shall be entitled to severance equal to 3 months of Base Salary, in addition to all accrued and unpaid compensation.

Stock Options and Other Compensation Securities

The following table sets out for each NEO and Director of the Corporation all compensation securities granted or issued to each for services provided or to be provided, directly or indirectly, to the Corporation as at the Record Date:

COMPENSATION SECURITIES

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)(2)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)(3)	Expiry date
Alexandre Mongeon, Chief Executive Officer and Director	Stock options	16 stock options 0.00004% of class	March 25, 2023	5,683.50	5,143.50	1.37	March 25, 2030
	RSUs	500,000 RSUs 1.33% of class	September 25, 2025	N/A	1.42	1.37	September 25, 2035
Xavier Montagne, Former Chief Technology Officer and Chief Operating Officer	Common Shares	2,632 common shares 0.007% of class	October 22, 2024	38.00	38.00	1.37	Nil.
Raffi Sossoyan, Chief Financial Officer	Common Shares	14,660 common shares 0.04% of class	September 2, 2025	13.70	13.70	1.37	Nil.
Maxime Poudrier,	Stock Options	4 stock options 0.00001% of class	November 30, 2022	6,088.50	6,088.50	1.37	November 30, 2027
Chief Operating Officer	Common Shares	1,000 common shares 0.003% of class	February 1, 2025	12.80	12.80	1.37	Nil.
Daniel Rathe, Chief Technical Officer	Stock Options	2,000 stock options 0.005% of class	July 25, 2025	6.61	6.60	1.37	July 25, 2030
Steve P. Barrenechea, Director	Common Shares	548 common Shares	October 9, 2024	39.00	39.00	1.37	Nil.
		202 common shares	December 6, 2024	19.90	19.90
		520 common shares	March 3, 2025	7.70	7.70
		489 common shares 0.005% of class	June 2, 2025	8.18	8.18
Luisa Ingargiola, Director	Common Shares	548 common shares	October 9, 2024	39.00	39.00	1.37	Nil.
		202 common shares	December 6, 2024	19.90	19.90
		520 common shares	March 3, 2025	7.70	7.70
		489 common shares	June 2, 2025	8.18	8.18
		0.005% of class
Philippe Couillard, Director	Stock options	38 stock options 0.0001% of class	December 29, 2023	4,630.50	1,512.00	1.37	December 29, 2028
Anthony E. Cassella, Jr., Former director	Stock options	38 stock options 0.0001% of class	January 26, 2024	1,026.00	1,077.30	1.37	January 26, 2029
	Common Shares	462 common shares	October 9, 2024	39.00	39.00	1.37	Nil.
		170 common shares	December 6, 2024	19.90	19.90
		439 common shares	March 3, 2025	7.70	7.70
		413 common shares	June 2, 2025	8.18	8.18
		0.004% of class
Mario Saucier, Former director	Common Shares	77 common shares 0.0002% of class	October 9, 2024	39.00	39.00	1.37	Nil.

Notes:

(1)	The percentage of class is based on the total number of Common Shares and options outstanding as at the Record Date: 37,008,735 Common Shares, 2,187 stock options and 500,000 RSUs.

(2)	Based on post-consolidation of the shares which occurred on August 22, 2024, October 8, 2024 and March 31, 2025.

(3)	Based on the closing price on August 31, 2025, in U.S. dollars.

Other than as disclosed above, there were no compensation securities exercised during the year ended August 31, 2025.

Exercise of Compensation Securities by Directors and NEOs

The following table discloses each exercise by a director or NEO of compensation securities during the financial year ended August 31, 2025.

Named Executive Officer and Director	Option-based Awards - Value Vested During the Year ($)(1)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan Compensation - Value Vested During the Year ($)(2)
Xavier Montagne, Former Chief Technology Officer and Chief Operating Officer	$12,811		-
Daniel Rathe, Chief Technical Officer	$2,074
Philippe Couillard, Director	$278		-
Anthony E. Cassella,Jr., Former director	$2,904		-

Notes:

(1)	These calculations were based on pre-consolidation of the shares which occurred on January 14, 2026.

(2)	Represents amounts expected to be earned pursuant to the Company’s bonus plan based on 100% of target payout amounts. In most cases, actual payments will depend upon the achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned, but in the case of Kulwant Sandher, a portion of the bonus is paid automatically every quarter.

Other than as disclosed above, there were no compensation securities exercised during the year ended August 31, 2025.

Director Compensation for Fiscal 2025

We provide cash compensation to our independent directors of $4,500 per month, and for each such independent director who serves as a chair of one of our Board committees, we provide additional cash compensation of $833 per quarter. We do not compensate our directors that are not independent for their service directors, although compensate those directors in that fiscal year for services that they provide as officers.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at the Record Date, information regarding outstanding options, warrants and rights granted by the Corporation under its equity compensation plans.

Plan Category	Plan Name	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
		(a)	(b)	(c)
Equity compensation plans approved by Shareholders	Stock Option Plan	2,187	$5,548.26	3,198,687
Equity compensation plans not approved by Shareholders	RSU Plan	500,0 00	N/A	3,198,687
Total (1)		502,1 87	5,548.26	3,198,687

Note:

(1) These calculations were based on pre-consolidation of the shares which occurred in January 14, 2026.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to ensuring that the Corporation identifies and implements effective corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

In accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”) the Corporation is required to disclose, on an annual basis, its approach to corporate governance. In addition, the Corporation is subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators.

In light of these guidelines, the Nominating and Corporate Governance Committee serves to assist the Board of Directors in implementing corporate governance principles and best practices, including reviewing and recommending to the Board of Directors for approval any changes to the documents, policies and procedures in the Corporation’s corporate governance framework. Each member of the Nominating and Corporate Governance Committee is independent. The Nominating and Corporate Governance Committee’s approach to significant issues of corporate governance is designed to ensure that the business and affairs of the Corporation are effectively managed to enhance Shareholder value.

Importantly, the Nominating and Corporate Governance Committee shall keep under review the leadership needs of the Corporation with a view to ensuring the continued ability of the Corporation to compete effectively in the marketplace.

Board of Directors and Directorships

The Board of Directors is ultimately responsible for the governance of the Corporation. It establishes the policies and standards of the Corporation. The Board of Directors meets on a regularly scheduled basis. In addition to these meetings the directors are kept informed of operations through regular reports and analyses by, and discussions with, management.

The Board of Directors of the Corporation is currently comprised of five directors, each of whom are proposed to be nominated for election as set out in pages 6 through 10 of this Circular.

NI 52-110 defines an “independent” director as one who has no direct or indirect “material relationship” with the Corporation. A “material relationship” is defined as a relationship that could, in the view of the Corporation’s Board of Directors, reasonably be expected to interfere with the exercise of a director’s independent judgement. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in NI 52-110, four of the five members of the Board of Directors are independent, namely: Steve P. Barrenechea, Luisa Ingargiola and Dr. Philippe Couillard.

The Board of Directors meets quarterly, as necessary when operations warrant, and following an annual meeting of Shareholders of the Corporation. In carrying out its responsibilities, the Board of Directors requires management of the Corporation to prepare and submit budgets and programs for approval of the Board of Directors. These budgets and programs, and any updates, are to be reviewed at the Board of Directors’ quarterly meetings.

In addition to their position on the Board of Directors, the following director also serves as director of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Luisa Ingargiola	FTE Networks, Inc. (NYSE American: FTNW) ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) AgEagle Aerial Systems Inc. (NYSE American: UAVS)

Board Committees

On November 27, 2020, the Corporation established three committees under the Board of Directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee is governed by a charter approved by our Board of Directors.

Audit Committee

Our Audit Committee consists of Steve P. Barrenechea, Luisa Ingargiola and Dr. Philippe Couillard and is chaired by Ms. Ingargiola. Each member of the Audit Committee is independent within the meaning of NI 52-110. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions under applicable securities laws;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our Audit Committee charter;

•	meeting separately and periodically with the management and our independent registered public accounting firm;

•	reporting regularly to the full board of directors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time.

The full text of the Audit Committee Charter is attached as Schedule “A” to this Circular.

Compensation Committee

Our Compensation Committee consists of Steve P. Barrenechea and Luisa Ingargiola and is chaired by Mr. Barrenechea. Each of the Compensation Committee members is independent within the meaning of NI 52-110. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Dr. Philippe Couillard, Luisa Ingargiola and Steve P. Barrenechea and is chaired by Mr. Barrenechea. Each member of the Nominating and Corporate Governance Committee is independent within the meaning of NI 52-

110. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Ethical Business Conduct

The Corporation has adopted a written code of ethics (the “Code”). The Code is available from the Corporation upon request.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of a company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, if a director of a company also serves as a director or officer of another company engaged in similar business activities to the first company, that director must comply with the conflict of interest provisions of the Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors that evoke such a conflict.

The Audit Committee will monitor compliance with the Code by receiving reports from management as to any actual or alleged violations, as appropriate. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Corporation will be required to disclose that interest to the Audit Committee and abstain from voting on approval of such transactions as appropriate.

Policies Regarding the Representation of Women on the Board of Directors and Executive Officer Appointments

The Board of Directors has not adopted a written policy relating to the identification and nomination of women directors. Potential nominees for the Board of Directors are evaluated on the basis of experience, skill and ability and determining if the candidates’ qualifications will meaningfully contribute to the effective functioning of the Board of Directors taking into consideration current Board of Directors composition and the skills and knowledge required to make the Board of Directors most effective. The Board of Directors believes that having written policies governing the selection of Board of Directors nominees could unduly restrict the Board of Directors’ ability to select the most capable nominees that are free from conflicts of interest or other considerations that may impede the ability of a candidate to serve as a director of the Corporation.

The Corporation is an equal opportunity employer and does not consider the level of representation of women in executive officer positions when making executive officer appointments. The Corporation’s policies are committed to treating people fairly, with respect and dignity, and to offer employment opportunities based upon an individual’s qualifications, character and performance, not the particular gender or social group that an individual may belong to.

The Board of Directors consists of a diverse set of individuals with a broad range of skill sets. At this time, it does have one female member, being Luisa Ingargiola. The Board of Directors has not adopted a specific target regarding women on the Board of Directors as candidates are selected based on the primary considerations of experience, skill and ability.

The Corporation is an equal opportunity employer and candidates are thereby selected based on the primary considerations of experience, skill and ability. As such, the Corporation has not adopted a specific target regarding women in executive officer positions.

External Auditor Service Fees (By Category)

We have appointed M&K CPAs, PLLC as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by M&K CPAs, PLLC for the fiscal year ended August 31, 2025:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
August 31, 2025	$419,801	-	-	-
August 31, 2024	$192,757

Notes:

(1)	This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

(2)	This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

(3)	This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

(4)	All other fees billed by the auditor for products and services not included in the foregoing categories.

(5)	Ernst & Young LLP acted as our independent registered public accounting firm until May 2024. The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal years ended August 31, 2025, 2024, 2023 and 2022:

Financial Year Ending	Audit Fees(1)		Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
August 31, 2025		$73,034
August 31, 2024		$392,320	-	$45,411	-
August 31, 2023	$CDN	512,129	-	-	-
August 31, 2022	$CDN	438,757	-	-	-

Notes:

(1)	This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

(2)	This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

(3)	This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

(4)	All other fees billed by the auditor for products and services not included in the foregoing categories.

BDO Canada LLP acted as our independent registered public accounting firm until August 2021. The following table sets forth information regarding the amount billed and accrued to us by BDO for the fiscal years ended August 31, 2022 and 2021:

Financial Year Ending	Audit Fees(1)		Audit Related Fees(2)		Tax Fees(3)	All Other Fees(4)
August 31, 2024		-	$CDN	23,293	-	-
August 31, 2023		-	$CDN	17,725	-	-
August 31, 2022		-	$CDN	8,460	-	-
August 31, 2021	$CDN	66,250		-	-	-

Notes:

(1)	This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

(2)	This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

(3)	This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

(4)	All other fees billed by the auditor for products and services not included in the foregoing categories.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Financial information about the Corporation may be found in the Corporation’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above.

Shareholders may contact the Corporation by mail at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada or by telephone 1-800-871-4274 to request copies of the Corporation’s financial statements and Management’s Discussion and Analysis.

APPROVAL BY BOARD OF DIRECTORS

The Board of Directors has approved the contents of this Circular and has authorized its delivery.

DATED January 23, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer

SCHEDULE A

VISION MARINE TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER

Membership

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Vision Marine Technologies Inc. (the “Company”) shall consist of three or more directors. Each member of the Committee shall be independent in accordance with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934 and the rules of the NASDAQ Stock Market. No member of the Committee can have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years. Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication. At least one member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication. The members of the Committee shall be appointed by the Board based on recommendations from the nominating and corporate governance committee of the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

Purpose

The purpose of the Committee is to oversee the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements. The primary role of the Committee is to oversee the financial reporting and disclosure process. To fulfill this obligation, the Committee relies on: management for the preparation and accuracy of the Company’s financial statements; for establishing effective internal controls and procedures to ensure the Company’s compliance with accounting standards, financial reporting procedures and applicable laws and regulations; and the Company’s independent auditors for an unbiased, diligent audit or review, as applicable, of the Company’s financial statements and the effectiveness of the Company’s internal controls. The members of the Committee are not employees of the Corporation and are not responsible for conducting the audit or performing other accounting procedures.

Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

To (1) select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, books, records, accounts and internal controls over financial reporting, (2) set the compensation of the Company’s independent auditors, (3) oversee the work done by the Company’s independent auditors and (4) terminate the Company’s independent auditors, if necessary.

To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

To approve all audit engagement fees and terms; and to pre-approve all audit and permitted non-audit and tax services that may be provided by the Company’s independent auditors or other registered public accounting firms, and establish policies and procedures for the Committee’s preapproval of permitted services by the Company’s independent auditors or other registered public accounting firms on an on-going basis.

At least annually, to obtain and review a report by the Company’s independent auditors that describes (1) the accounting firm’s internal quality control procedures, (2) any issues raised by the most recent internal quality control review, peer review or Public Company Accounting Oversight Board review or inspection of the firm or by any other inquiry or investigation by governmental or professional authorities in the past five years regarding one or more audits carried out by the firm and any steps taken to deal with any such issues, and (3) all relationships between the firm and the Corporation or any of its subsidiaries; and to discuss with the independent auditors this report and any relationships or services that may impact the objectivity and independence of the auditors.

At least annually, to evaluate the qualifications, performance and independence of the Company’s independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors.

To review and discuss with the Company’s independent auditors (1) the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors’ risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.

To review and discuss with the Company’s independent auditors (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors; and (3) other material written communications between the auditors and management.

To review and discuss with the Company’s independent auditors and management (1) any audit problems or difficulties, including difficulties encountered by the Company’s independent auditors during their audit work (such as restrictions on the scope of their activities or their access to information), (2) any significant disagreements with management and (3) management’s response to these problems, difficulties or disagreements; and to resolve any disagreements between the Company’s auditors and management.

To review with management and the Company’s independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements.

To keep the Company’s independent auditors informed of the Committee’s understanding of the Company’s relationships and transactions with related parties that are significant to the company; and to review and discuss with the Company’s independent auditors the auditors’ evaluation of the Company’s identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit regarding the Company’s relationships and transactions with related parties.

To review with management and the Company’s independent auditors the adequacy and effectiveness of the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s processes, controls and procedure and any special audit steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such processes, controls and procedures, and review and discuss with management and the Company’s independent auditors disclosure relating to the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, the independent auditors’ report on the effectiveness of the Company’s internal control over financial reporting and the required management certifications to be included in or attached as exhibits to the Company’s annual report on Form 20-F, as applicable.

To review and discuss with the Company’s independent auditors any other matters required to be discussed by applicable requirements of the PCAOB and the SEC.

To review and discuss with the Company’s independent auditors and management the Company’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditors on the financial statements and the disclosure under “Operating and Financial Review and Prospects” to be included in the Company’s annual report on Form 20-F before the Form 20-F is filed.

To recommend to the Board that the audited financial statements be included in the Company’s Form 20-F and whether the Form 20-F should be filed with the SEC; and to produce the audit committee report required to be included in the Company’s proxy statement.

To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters. To monitor compliance with the Company’s Code of Business Conduct and Ethics (the “Code”), to investigate any alleged breach or violation of the Code, and to enforce the provisions of the Code.

To review, with the General Counsel and outside legal counsel, legal and regulatory matters, including legal cases against or regulatory investigations of the Corporation and its subsidiaries, that could have a significant impact on the Corporation financial statements.

To review, approve and oversee any transaction between the Corporation and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, in accordance with Corporation policies and procedures, and to develop policies and procedures for the Committee’s approval of related party transactions.

To review, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Corporation and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

Outside Advisors

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of any outside counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to the Company’s independent auditors, any other accounting firm engaged to perform services for the Company, any outside counsel and any other advisors to the Committee.

Structure and Operations

The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least two times a year at such times and places as it deems necessary to fulfill its responsibilities. The Committee shall report after each committee meeting to the Board on its discussions and actions, including any significant issues or concerns that arise at its meetings, and shall make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee shall meet separately, and periodically, with management, and representatives of the Company’s independent auditors, and shall invite such individuals to its meetings as it deems appropriate, to assist in carrying out its duties and responsibilities. However, the Committee shall meet regularly without such individuals present. The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

Delegation of Authority

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

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